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SECFILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 8-69485PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rapid Execution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes}:
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
D Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 So. LaSalle St, Suite 1525
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William A. D'Anna	{773) 383-9230	bdanna@sumocap.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name - if individual, state last, first, and middle name)

125 E Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009 3874

FOR OFFICIAL USE ONLY

- Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(l)(ii), if applicable.

Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

OATH OR AFFIRMATION

I, **William A. D'Anna** swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Rapid Execution Services** as of **12/31/2024** is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACOB PRZEPIORA
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 22, 2027

Signature:

Title: Chief Financial Officer



Notary

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- □ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- □ (h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.IBa-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.IBa-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.IBa-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.1Sc3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.1Sc3-3(p)(2) or 17 CFR 240.IBa-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.1Sc3-l, 17 CFR 240.18a-1, or 17 CFR 240.IBa-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-S, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-S, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.IBa-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.1Sc3-le or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RAPID EXECUTION SERVICES, LLC

Financial Statements

And Independent Audit Report

December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(3) under the Securities Exchange Act of 1934 and Regulation I.I0(g) under the Commodity Exchange Act. A Statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Rapid Execution Services, LLC

December 31, 2025

Index

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.89◄2
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Rapid Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rapid Execution Services, LLC as of December 31, 2023, the related statements of income, changes in member equity, and cash flows for the year then ended, and the related notes {collectively referred to as the financial statements). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Rapid Execution Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rapid Execution Services, LLC's management. Our responsibility is to express an opinion on Rapid Execution Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board {United States) {PCAOB) and are required to be independent with respect to Rapid Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the **PCAOB.**

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents OR which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Rapid Execution Services, LLC's financial statements. The supplemental information is the responsibility of Rapid Execution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rapid Execution Services, LLC's auditor since 2023.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 18, 2024

RAPID EXECUTION SERVICES, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	13,414
Prepaid Asset		1,692
Total Assets	$	15,106

Liabilities

Accounts Payable		5,150
Affiliate Payable		1,800
Total Liabilities	$	6,950

Members Equity

Total members equity	$	8,156
Total Liabilities and Member's Equity	$	15,106

The accompanying notes are an integral part of these financial statements.

RAPID EXECUTION SERVICES, LLC
Statement of Income
As of December 31, 2025

Revenues

Other Transaction Based Income	$	-
Other Income		-
Total Revenue		-

Expenses

Regulatory	$	1,148
Professional Services		4,400
Interco-services		2,400
Total Expenses		7,948

Net Income (loss)	$	(7,948)

The accompanying notes are an integral part of these financial statements.

RAPID EXECUTION SERVICES,
LLC
Statement of Changes in Members'
Equity
As of December 31, 2025

Members' equity at January 1, 2025	$	8,183
Capital Contributions		7,921
Net Income (Loss)		(7,948)
Members' equity at December 31, 2025	$	8,156

The accompanying notes are an integral part of these financial statements.

4

RAPID EXECUTION SERVICES, LLC
Statement of Cash Flows
As of December 31, 2025

Cash Flows from Operating Activities

Net Income (loss)	$	(7,948)
Cash Provided (used) by Operations		
Prepaid Expenses		(1,010)
Accounts payable and Interco Payables		(1,121)
Net cash used in operating activities		(10,079)

Cash Flows from Financing Activities

Capital Contributed		7,921
Net cash provided by Financial Activities		7,921
Net Change in cash		(2,158)
Cash at December 31, 2024	$	15,572
Cash at December 31, 2025	$	13,414

Supplemental Disclosure

Cash paid during the year for interest	$0
Cash paid during the year for income taxes	$0

Non-Cash Investing and Financing Activities

Conversion of related party debts into capital $7,921

The accompanying notes are an integral part of these financial statements.

Rapid Execution Services, LLC
Notes to the Financial Statements
For the year ending December 31, 2025

1. Organization and Business

Rapid Execution Services, LLC (the "Company") is wholly owned by Sumo Holdings, LLC. The Company is a broker-dealer that is exclusively a member of FINRA, its Designated Examining Authority ("DEA"). The Company is approved to only provide value-added services to broker dealers in exchange for transaction-based compensation. Therefore, it does not conduct any proprietary or other trading activities or execution services. The Company was formed as a Limited Liability Company under Illinois law on May 19, 2014. The Company does not hold customer funds or safe keep any customer securities as defined in SEA Rule 15c3-3. Further, the Company maintains no securities, clearing, error or any type of account with any broker dealer. Sumo Holdings, LLC has guaranteed any expenses the Company would incur to continue to be a registered dealer.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies which have been followed by the Company in preparing the accompanying financial statements is set forth below.

Use of Estimates: The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("US **GAAP"**) requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists: b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured. The Company believes the performance obligation is satisfied when the services are performed, and the commissions are earned by the executing broker. For the year 2025 the Company booked $0 in revenue.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Firm is included in the respective income tax returns of its members.

In accordance with US GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The Company's federal and state tax returns generally remain open to examination by the major taxing jurisdictions to which it is subject for the last three years.

Rapid Execution Services, LLC
Notes to the financial statements
For the year ending December 31, 2025

2. Summary of Significant Accounting Policies (continue)

Leases: The Company did not have any leases that had an initial term greater than twelve months, consequently, the Company has not recorded a right of use asset and corresponding lease liability under the FASB ASC 842 guidelines.

3. Clearing Agreement

The Company maintains no accounts of any sort with any broker dealer.

4. Credit Concentration

The Company's primary allowable asset permitted to qualify as regulatory net capital pursuant to SEA Rule 15c3-1 is cash maintained in business checking accounts at the Wheaton Bank & Trust. Management does not consider any credit risk associated with this account to be significant.

5. Receivable from Broker Dealer(s)

Generally, receivables from an executing broker dealer are exclusively commissions owed to the Firm pursuant to a Commission Sharing Agreement ("CSA"). They are invoiced the month following when the execution services were performed and not payable until the client for which the execution serves were performed has paid the commissions owed for those services to the executing broker. There were none as of December 31, 2025.

6. Off-Balance Sheet Risk

The Company has no off-balance sheet risk. It has no obligations or credit risk from any financial instrument, and all of its cash balances are maintained in a checking account at a US bank in amounts below the federally insured limits. It maintains cash balances substantially in excess of any amounts it may owe to its vendors and the Firm has no creditors.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2025 the Company had net capital of $6,464,

Rapid Execution Services, LLC
Notes to the financial statements
For the year ending December 31, 2025

7. Net Capital Requirements (continue)

and therefore was $1,464 in excess of the required minimum. The net capital rule may effectively restrict the payment of member distributions.

8. Customer Protection Requirements

Rapid Execution Services, LLC claims and exemption pursuant to Rule 15c3-3 as a Non-Covered Firm pursuant to Footnote 74 and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-S(c)(4). Accordingly, there are no amounts reportable under these sections.

9. Guarantees

Accounting Standards Codification Topic 460, Guarantees, requires the Firm to disclose information about its obligations under certain guarantee arrangements. ASC defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2025.

10. Commitments

The Company has no long-term commitments.

11. Related Party Transactions

The Company has entered into an agreement with its Parent that allows for the Parent to pay certain expenses on behalf of the Company. According to the terms of this agreement, the Parent paid expenses on behalf of the Company of $2,400 for office expense and personnel services for the year ended December 31, 2025, which are included in inter-co services in the Statement of Income.

As of December 31, 2025, the Company owed $1,800 to its Parent for these shared services which is included in affiliate payable on the Statement of Financial Condition.

Rapid Execution Services, LLC
Notes to the financial statements
For the year ending December 31, 2025

12. Going Concern

The accompanying consolidated financial statement have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $7,948 and net cash used in operating activities of $10,079 for the year ended December 31, 2025. The Company's ability to remain in good standing will require additional capital contribution from its Parent. The Parent has guaranteed any expenses incurred by the Company. This guarantee is necessary for the Company to continue operations. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

13. Subsequent Events

The Company has evaluated the events that have occurred for the period of time from its year end, December 31, 2025, through the date these financial statements were available to be issued. The Parent currently plans to keep the Company dormant until such time as needed.

14. Segment Report

The Company is a registered dormant broker-dealer; it is registered to provide value-added services for other broker dealers in exchange for transaction-based compensation. The Company has identified it's CFO, William D'Anna, as the chief operating decision making ("CODM") who uses the market viability of holding on to the dormant broker-dealer until needed. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company and the markets as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2) and excess net capital is measured in accordance with SEC Rule 15c3-1.

RAPID EXECUTION SERVICES, LLC
Schedule 1
As of December 31, 2025

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Members' Capital December 31, 2025	$	8,156
Less:		
Non-allowable assets		
Prepaid expenses		1,692
Total Non-allowable assets	$	1,692
Net Capital	$	6,464
Required net Capital (Greater of 6-2/3% of agregate indebtedness or $5,000)		5,000
Excess Net Capital	$	1,464
Net capital less 120% of required net capital	$	464
Percentage of aggregate indebtedness to net capital		108%

<u>Note</u>: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part Il filed by Rapid Execution Services as of December 31, 2025.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

RAPID EXECUTION SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2025

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: Rapid Execution Services, LLC claims an exemption pursuant to Rule 15c3-3 as a Non-Covered Firm pursuant to Footnote 74 and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

RECONCILIATION BEWEEN AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
No reconciling items

The accompanying footnotes are an integral part of the financial statements.

MICHAEL COGLIANESE CPA, P.C.
ALTERNATJVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL601OR
Tel 630.351.8942
Mike@cogcpa.com I www.cogcpa.com

Bloomingdale I Chicago

Rapid Execution Services, LLC

Exemption Report
For the year ending December 31, 2025

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

February 26, 2026

Rapid Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d) (I) and (4). To the best of its knowledge and belief, the Company states the following:

1.) The Company may file an exemption report because the Company is considered a Non-Covered Finn. under 17 C.F.R. §15c3-3, Footnote 74. (I) during the reporting period Rapid Execution Services, LLC did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers (3) did not cany PAB accounts and (4) the Company qualifies because it only uses a proprietary platform to facilitate other broker dealers trading, without holding positions or monies. Accordingly, Rapid Execution, LLC is considered a Non-Covered Firm under 17 C.F.R. §240.l5c3-3 Footnote 74.

2.) The Company is allowed to file an exemption report as it is considered a Non-Covered Finn under 17 C.F.R. § 240.15c3-3 Footnote 74 throughout the most recent fiscal year without exception.

I, William D'Anna, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

William D'Anna
Principal
Rapid Execution Services, LLC